

SEC

17017004

SEC Processing Section APR 24 2017 Washington DC 414

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-41551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc. dba Peter Elish Investments Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 E Pike St

(No. and Street)

Canonsburg. PA 15317

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Elish 724-745-2200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr

(Name – *if individual, state last, first, middle name*)

Suite 508 W / 15565 Northland Dr, Southfield, MI 48075

(Address) (City) (State) (Zip Code)

RECEIVED 2017 APR 25 PM 3:27 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OKB

OATH OR AFFIRMATION

I, Peter M. Elish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish & Elish, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bonnie J. Combs, Notary Public
Canonsburg Boro, Washington County
My Commission Expires Sept. 16, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President
Title

Bonnie J. Combs
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc d/b/a Peter Elish Investments Securities

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Elish & Elish, Inc.
165 East Pike Street
Canonsburg, PA 15317

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Elish & Elish, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Elish & Elish, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elish & Elish, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Elish & Elish, Inc. financial statements. Supplemental Information is the responsibility of Elish & Elish, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 27, 2017

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

Assets

Current Assets		
	Cash and cash equivalents	$1,698
	Receivable from clearing firm	6,604
	Deposit with clearing firm	25,000
	Receivable from brokers or dealers - other	4,475
	Total Current Assets	37,777
Other assets		
	NACI	254
	Total other assets	254
Total Current Assets		$38,031

Liabilities and Stockholder's Equity

Current Liabilities		
	Trade accounts payable	$19,008
	Payable to clearing firm	2,950
	Total current liabilities	21,958
Ownership equity		
	Common stock – Par value $1 authorized and issued outstanding	25,000
	Additional paid-in-capital	79,223
	Retained earnings	(83,150)
	Less: treasury stock - 5,000 shares at $1 cost	(5,000)
	Total Ownership equity	16,073
Total Liabilities and Stockholder's		$38,031

The accompanying notes are an integral part of these financial statements.

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Statement of Operations
As of and for the Year-Ended December 31, 2016

Revenues:	
Commission revenues	$263,131
Other miscellaneous income	7,353
	270,484
Operating expenses:	
Cleaning	595
Continuing education	556
Meals & entertainment	1,676
Office supplies	1,745
Postage	487
Printing	281
Professional fees	14,221
Publication	2,323
Rent	3,569
Repairs & maintenance	125
Telephone	813
Utilities	854
Payroll tax	2,115
Clearing firm charges	35,753
Business gifts	92
Bank fees	103
Donations	235
Commissions to reps	183,597
Lodging	180
Insurance	832
Cable TV	2,651
Miscellaneous	1,244
Wages	24,300
Membership	9,656
Total expense	288,103
Net Loss	$(17,618)

The accompanying notes are an integral part of these financial statements.

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
OPERATING ACTIVITES	
Net Income	$(17,618)
Adjustments to Reconcile Net income to net cash provided by operations:	
Cash Revb'l COR Clearing	57
Commissions Revb'l Cor Clearing	(2,745)
Cash Revb'l FINRA Flex acct	101
Commissions Revb'l	10,590
Other Receivables	1,801
Accounts Payable	(4,252)
PME Credit card	(960)
Accrued expenses	9,673
Payable to COR Clearing	37
Fed & FICA payable	1,589
PA Withholding	159
Local tax withholding	(41)
Net cash provided by Operating Activities	(1,609)
INVESTING ACTICITIES	
NACI	4,973
Net cash provided by Investing Activities	4,973
FINANCING ACTIVITIES	
Distribution	(11,857)
Net cash provided by Financing Activities	(11,857)
Net cash increase for period	(8,490)
Cash at the beginning of the period	10,191
Cash at the end of the period	$1,698

The accompanying notes are an integral part of these financial statements.

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 20106

Statement of Changes in Stockholder's Equity: Year Ended: December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balance December 31, 2015	$25,000	$108,698	$(83,150)	$(5,000)	$45,548
Net Profit			(17,618)		(17,618)
Distribution		(8,470)	(3,387)		(11,857)
Balance December 31, 2016	$25,000	$100,228	$(104,155)	$(5,000)	$16,073

The accompanying notes are an integral part of these financial statements.

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2016

Not applicable.

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Elish & Elish, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is a full service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) AND THE Securities Investors Protection Corporation (SIPC).

Description of Business

The Company located in Canonsburg, Pennsylvania, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Security transactions and related commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the allowance method. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. As of December 31, 2016, the Company did not exceed the insured limit.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because it receives referral fees from securities transaction on account introduced to another broker dealer.

Income Taxes

The Company, with the consent of its shareholder, has elected under the internal revenue code to be an S Corporation effective May 22, 1989. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2016.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be a sustained upon examination.

Fully Disclosed Basis

The Company is associated with COR Clearing (formerly Legent Clearing) (Clearing Broker), on a fully disclosed basis in connection with the execution and clearance of the securities transactions

effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000.00 as of December 31, 2016.

Capitalization and Depreciation

Equipment and Fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Subsequent Event

The Company has evaluated subsequent events to the balance sheet for the items requiring recording or disclosure in the financial statements. The evaluation was performed through March 27, 2017.

NOTE B – POSSESSION OR CONTROL OF REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were not material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-14, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method. At December 31, 2016, the Company had a net capital of $15,419 and a net capital ratio (aggregate indebtedness divided by net capital) of 1.1 to 1. Pursuant to Rule 17a-5, the Company is required to file a net capital as of the audit date. Rule 17a5(d)(4) requires reporting any material differences between computation and the Company's computation. At December 31, 2016, there were no material differences.

NOTE D – SIPC RECONCILLIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E - COMMITMENTS AND CONTINGINCIES

Elish & Elish, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a material loss of future obligation or that may be asserted against the firm at a later date.

NOTE F – RENT

The Company leases office space from a partnership owned in part by the Company's sole shareholder at a thirty-six month lease commencing on October 1, 2016. Monthly lease payments are fixed at $540 per month and the rent expense amounted to $3,569 for the year ended December 31, 2016.

NOTE G – ADVERTISING

The Company had no advertising expense for the year ended December 31, 2016.

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital	
Stockholder's Equity	$ 16,073
Non-Allowable asset	$ 654
Net Allowable Capital	$ 15,419
Computation of Net Capital Requirement	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,465
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	10,419
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 21,958
Percentage of Aggregate Indebtedness to Net Capital	142.41 %
Computation of Reconciliation of Net Capital	
Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 15,419
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 15,419
Reconciled Difference	-

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $15,419 which was $10,419 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.337%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Elish & Elish, Inc. d/b/a Peter Elish Investments Securities
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Elish & Elish, Inc.
165 East Pike Street
Canonsburg, PA 15317

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Elish & Elish, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Elish & Elish, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Elish & Elish, Inc.'s management is responsible for Elish & Elish, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Elish & Elish, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

March 27, 2017


PETER ELISH
Investments Securities

March 27, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Elish & Elish, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Elish & Elish, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Elish & Elish, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Peter M. Elish, the president of Elish & Elish, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Peter M. Elish has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Elish & Elish, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (724) 745-2200.

Very truly yours,

Elish & Elish, Inc.

Peter Elish, President

169 ~~165~~ EAST PIKE STREET
canonsburg, pa 15317 724.745.2200 800.837.STCK
www.elishbr.com
Member FINRA & SIPC

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 27, 2017

Board of Directors
Elish & Elish, Inc.
165 East Pike Street
Canonsburg, PA 15317

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Peter Elish Investments Securities
169 E Pike St.
Canonsburg, PA 15317
Members: FINRA & SIPC


USA
ADDITIONAL OUNCE
USA
ADDITIONAL OUNCE


Save Vanishing Species
USA
FIRST-CLASS

SEC
100 F St, NE
Washington DC 20549

